UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of november, 2008

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

3Q08

Press Release

Consolidated Information and Results

(Unauditaded)

TELE NORTE LESTE PARTICIPAÇÕES S.A. and TELEMAR NORTE LESTE S.A. www.oi.com.br/ir

Upcoming Events: Conference Calls

Portuguese		English
Date:	Friday, October 31, 2008 11:00am (Rio) - 9:00am (NY)	Date:	Friday, October 31, 2008 1:00pm (Rio) - 11:00am (NY)
Access:	Phone: (55 11) 4688-6301 Code: Oi Replay: (55 11) 4688-6312 (code 939) Available until 11/06/08	Access:	Phone: 800 – 853 – 3895 (USA) 1 334 323 7224 (Brazil / other countries) Code: Oi Replay: 877 – 656 – 8905 (USA) 1 – 334 – 323 – 9859 (Brazil / other countries) Available until 11/06/08
Webcast:	http://www.ccall.com.br/oi
A complementary presentation will be available before the start of the conference call at: http://www.oi.com.br/ir

Contents

1	Main Highlights	2
2	Operating Performance	3
3	Consolidated Results	5
4	Debt, Capital Expenditure and Cash Flow	16
5	Complementary Information	20
6	Financial Statements	25

TNL Participações Outstanding shares ('000): 382,289 TNLP3: R$39.00 TNLP4: R$32.50 TNE: US$17.46 ADR	Telemar Norte Leste Outstanding shares ('000): 238,391 TMAR3 ON: R$80.00 TMAR5 PNA: R$58.50 TMAR6 PNB: R$71.79

Notes: (1) Prices as at the end of 3Q08; (3) Outstanding ex-treasury shares.

Rio de Janeiro, October 30, 2008: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3) and Telemar Norte Leste (Bovespa: TMAR3, TMAR5 and TMAR6) are pleased to announce today the results for the third quarter of 2008 (3Q08).

1) 3Q08 Main Highlights:

  With 37.8 million Revenue Generating Units (RGUs) at the end of September 2008, Oi registered a new record for net additions in the quarter, an increase of 1.7 million new users to its customer base (7.1 million in a year). While Fixed Lines in Service stood stable at 13.9 million, growth was driven by:

    Maintenance of the expansion of Oi Mobile, an increase of 1.6 million, in line with the previous quarter (organic);

    Broadband “Oi Velox” (ADSL) additions amounted to 115,000 new users, slightly higher than in the prior quarter.

  Consolidated Gross Revenue of R$6,929 million, growth of 2.6% and 9.3% above 2Q08 and 3Q07, respectively.

  Wireline ARPU of R$89.8 equates to growth of 1.9% and 5.0% compared with 2Q08 and the same period of the last year. For broadband, despite the 9.4% drop year-on-year, ARPU was stable at R$45.4 compared with the previous quarter. In the wireless segment, ARPU hit R$21.4, falling 2.7% and 4.0% compared with 2Q08 and 3Q07, respectively.

  Consolidated EBITDA of R$1,619 million in 3Q08 equals reductions of 1.5% and 3.6%, respectively, when compared with recurring figures in the prior quarter and 3Q07.

  Net debt amounted to R$9,150 million, rising R$3.5 billion in the quarter as a result of cash disbursements related mainly to the Voluntary Tender Offers of BrT and TNCP, distribution of extraordinary dividends (TNL and TMAR) and payment of 2G licenses. Net debt represents 1.5 time consolidated EBITDA of the last 12 months.

    Current exposure to foreign exchange equates to, approximately, US$750 million, representing 8.1% of gross debt. Foreing currency debt is entirely hedged for the next 2 years (through 2010).

  Consolidated net earnings totaled R$246 million (R$0.65/share and US$0.39/ADR), stable compared with the prior quarter and 61.4% lower than 3Q07. While both comparisons are distorted by non-recurring events (negative in 2Q08 and positive in 3Q07), it is worth mentioning that the company’s result in the quarter was affected by higher financial expenses because of the currency devaluation at the end of the quarter.

  The consolidated capital expenditure of R$1,194 million (-33.2%) in the quarter was impacted by resources earmarked for number portability and the start of operations in São Paulo.

Table 1 – Leading Financial Indicators

	Quarter					9M
R$ million	3Q07	2Q08	3Q08	QoQ	YoY	9M07	9M08	YoY
TNL Consolidated
Net Revenue	4.437	4.677	4.753	1,6%	7,1%	13.100	13.919	6,3%
EBITDA	1.908	1.311	1.619	23,5%	-15,1%	4.953	4.579	-7,6%
EBITDA Margin (%)	43,0%	28,0%	34,1%	6,1 p.p.	-8,9 p.p.	37,8%	32,9%	-4,9 p.p.
Recurring EBITDA	1.679	1.644	1.619	-1,5%	-3,6%	4.724	4.912	4,0%
Recurring EBITDA Margin (%)	37,8%	35,2%	34,1%	-1,1 p.p.	-3,7 p.p.	36,1%	35,3%	-0,8 p.p.
Net Earnings	637	249	246	-1,2%	-61,4%	1.447	981	-32,2%

Net Debt	3.126	5.699	9.150	60,6%	192,7%	3.126	9.150	192,7%
Available Cash	6.257	7.430	8.575	15,4%	37,0%	6.257	8.575	37,0%
CAPEX	572	1.787	1.194	-33,2%	108,7%	1.302	3.627	178,6%
Free Cash Flow	1.076	-2.408	-757	68,6%	-170,4%	2.701	-2.682	-199,3%
Net Debt / EBITDA	0,5	0,9	1,5	66,7%	200,0%	0,5	1,5	200,0%
TMAR Parent Company
Net Revenue	3.595	3.626	3.682	1,5%	2,4%	10.676	10.893	2,0%
EBITDA	1.561	899	1.202	33,7%	-23,0%	4.172	3.416	-18,1%
EBITDA Margin (%)	43,4%	24,8%	32,6%	7,8 p.p.	-10,8 p.p.	39,1%	31,4%	-7,7 p.p.
Recurring EBITDA	1.344	1.232	1.202	-2,4%	-10,6%	3.954	3.749	-5,2%
Recurring EBITDA Margin (%)	37,4%	34,0%	32,6%	-1,4 p.p.	-4,8 p.p.	37,0%	34,4%	-2,6 p.p.
Net Earnings	772	375	414	10,4%	-46,4%	1.753	1.371	-21,8%
Oi (TNL PCS)
Net Revenue	1.063	1.223	1.320	7,9%	24,2%	3.090	3.691	19,4%
EBITDA	353	423	438	3,5%	24,1%	803	1.242	54,7%
EBITDA Margin (%)	33,2%	34,6%	33,2%	-1,4 p.p.	0,0 p.p.	26,0%	33,7%	7,7 p.p.
Net Earnings	92	155	155	0,0%	68,5%	240	465	93,8%
TNCP
Net Revenue	120	126	130	3,2%	8,3%	355	371	4,5%
EBITDA	26	36	32	-11,1%	23,1%	84	107	27,4%
EBITDA Margin (%)	21,9%	28,9%	24,6%	-4,3 p.p.	2,7 p.p.	23,5%	28,7%	5,2 p.p.
Net Earnings	-8	0	0	NA	NA	-18	3	116,7%

2) Operating Performance:

Oi companies ended 3Q08 with 37.8 million Revenue Generating Units (RGUs), 4.7% and 23.3% higher than in the prior quarter and the year-ago period, respectively, or 1,701 thousand and 7,140 thousand new users. Once again, performance was influenced by growth of the wireless user base (+7.7% vs. 2Q08) and broadband (6.3% vs. 2Q08) given the stability of fixed lines in service in the quarter. For another quarter, the Company registered a record in net additions if we only consider organic growth registered in 2Q08.

Wireline – Oi Fixed

In 3Q08, the Company reverted the downward trend affecting number of lines in service as seen in the last four quarters.  By means of a strategy focused on marketing convergent products, fixed lines in service grew slightly and numbered 13.9 million.
At the end of 3Q08, alternative plans equaled 5,982 thousand users (5,325 thousand in 2Q08), in a 12.3% increase compared with the previous quarter and rising 20.0% over 3Q07. At the end of the quarter, these plans already accounted for 43.0% of total lines in service and 55.9% of residential lines.

Broadband – Oi Velox

The ADSL “Oi Velox” access base rose by 115,000 in the quarter and by 473,000 year-to-date, ending 3Q08 with 1,866 thousand users, growing 6.6% from 2Q08 and 34.0% from 3Q07. It is worth mentioning that the success of the “Oi Conta Total” plan contributes directly to this growth.
By adding the 52,000 broadband users of cable-access Oi TV to Oi Velox (ADSL), the total number of broadband users of Oi equaled 1,918 thousand, increasing 37.7% over 3Q07.

Wireless – Oi Mobile

The wireless segment (Oi + TNCP) grew again at a fast pace, as seen in the previous quarter (+7.7%), with net additions of 1,568 thousand customer, in line with the additions registered in the previous quarter. The 21,867 thousand wireless users already account for 57.9% of the RGUs in 3Q08 (56.3% in 2Q08 and 48.7% in 3Q07).

In the quarter, gross additions reached 3,124 thousand users and disconnections totaled 1,556 thousand (1,288 thousand in 2Q08). It must be noted that the churn rate in the quarter (7.4%) was affected by high disconnections at TNCP, which totaled about 300,000 users.

The pre-paid segment added 18,341 thousand users in the quarter, in a 7.4% and 47.4% rise compared with 2Q08 and 3Q07, respectively. The pre-paid client base represents 84% of the total mobile clients.

The post-paid segment grew by 307,000 users in the quarter (+9.5%), ending the period with 3,526 thousand customers. We highlight “Oi Conta Total”, which added 134,000 users and maintained the quick growth recorded in the prior quarter (137,000). The “Oi Conta Total” base already reaches 917,000 users in the quarter, amounting to 26.0% of the total post-paid base. The 3G service, launched during the 3Q08, has 5,188 users.

Table 2 – Operational Indicators

	3Q07	4Q07	1Q08	2Q08	3Q08	QoQ	YoY
Wireline Services - "Oi Fixo"
(a) Lines in Service ('000)	14.318	14.222	14.037	13.888	13.906	0,1%	-2,9%
Residential (%)	77,9%	77,7%	77,4%	77,1%	76,9%	-0,2 p.p.	-1,0 p.p.
Commercial (%)	18,1%	18,2%	18,4%	18,7%	18,9%	0,2 p.p.	0,8 p.p.
Public Telephones (%)	4,0%	4,1%	4,2%	4,2%	4,2%	0,0 p.p.	0,2 p.p.
Average Subscriber Base ('000)	14.337	14.271	14.130	13.963	13.890	-0,5%	-3,1%
Alternatives Plans ('000)*	4.986	5.202	5.234	5.325	5.982	12,3%	20,0%
Proportion of Lines in Service (%)	34,8%	36,6%	37,3%	38,3%	43,0%	4,7 p.p.	8,2 p.p.
ARPU Oi Fixo (R$)	85,5	85,6	86,5	88,1	89,8	1,9%	5,0%
Broadband Services - "Oi Velox"
(b) Broadband Subscribers ('000)	1.393	1.518	1.692	1.804	1.918	6,3%	37,7%
ADSL	1.393	1.518	1.638	1.751	1.866	6,6%	34,0%
Cable	NA	NA	55	53	52	-2,0%	NA
Proportion of Lines in Service (%)	9,7%	10,7%	11,7%	12,6%	13,4%	0,8 p.p.	3,7 p.p.
Residential (%)	85,1%	85,7%	83,5%	84,1%	86,8%	2,7 p.p.	1,7 p.p.
Average Subscriber Base ('000)	1.327	1.458	1.577	1.697	1.809	6,6%	36,3%
ARPU Oi Velox (R$)	50,1	46,4	46,5	45,1	45,4	0,7%	-9,4%
Wireless Services - "Oi Móvel"
(c) Mobile Subscribers ('000)	14.900	15.984	17.332	20.299	21.867	7,7%	46,8%
Proportion on Pre-Paid Plans (%)	84%	84%	84%	84%	84%	0,0 p.p.	0,0 p.p.
Average Subscriber Base ('000)	14.320	15.348	16.621	19.132	21.185	10,7%	47,9%
Oi Conta Total	444	537	646	783	917	17,1%	106,5%
Market Share Oi - Region I (%)	27,0%	26,9%	27,9%	30,7%	31,1%	0,4 p.p.	4,1 p.p.
Proportion of Net Additions in Region I (%)	34,1%	25,4%	48,5%	39,8%	37,5%	-2,3 p.p.	3,4 p.p.
Penetration rate - Region I (%)	53,5%	57,5%	60,0%	63,6%	67,4%	3,8 p.p.	13,9 p.p.
Quarterly Churn rate (%)	11,5%	9,1%	6,6%	6,8%	7,4%	0,6 p.p.	-4,1 p.p.
ARPU Oi Móvel (R$)	22,3	22,7	21,3	22,0	21,4	-2,7%	-4,0%
Vídeo - "Oi TV"
(d) Video Subscribers ('000)	NA	NA	58	59	60	1,7%	NA

RGU - Revenue Generating Unit (a+b+c+d) (´000)	30.611	31.724	33.119	36.050	37.751	4,7%	23,3%

*Alternative plans include “Planos de Minutos”, “Plano Economia”, “Digitronco”, “PABX Virtual” and others.

3) Consolidated Results:

3.1) REVENUE:

Consolidated gross revenue equaled to R$6,929 million, R$177 million higher than the prior quarter (+2.6%) and R$591 million above 3Q07 (+9.3%). In addition to the traditional growth drivers, wireless and broadband services (7.3% and 7.1%, respectively), we also highlight the expansion of revenues from “local service”, “fixed-to-mobile” (VC1, VC2 and VC3), as well as “remuneration for network usage”. Compared with 3Q07, the increase was due to “long-distance service (fixed-to-fixed and outgoing wireless calls)”, “data” and “wireless”.

The wireless segment, accounts for 24.4% of our consolidated gross revenue at the end of 3Q08, (23.3% in 2Q08 and 18.2% in 3Q07).

Table 3 – Breakdown of Consolidated Gross Revenue

	Quarter					9M			%
R$ million	3Q07	2Q08	3Q08	QoQ	YoY	9M07	9M08	Chg. %	9M07	9M08
Wireline	5.182	5.176	5.238	1,2%	1,1%	15.537	15.558	0,1%	83%	77%
Local (exc. - VC1)	2.220	2.057	2.126	3,4%	-4,2%	6.707	6.288	-6,2%	36%	31%
Subscription	1.784	1.706	1.750	2,6%	-1,9%	5.226	5.176	-1,0%	28%	26%
Local Traffic	408	329	352	7,0%	-13,7%	1.399	1.044	-25,4%	7%	5%
Others	28	22	24	9,1%	-14,3%	82	68	-17,1%	0%	0%
Local Fixed-to-Mobile (VC1)	682	667	724	8,5%	6,2%	2.042	2.070	1,4%	11%	10%
Long Distance FF + PCS**	703	816	740	-9,3%	5,3%	2.144	2.276	6,2%	11%	11%
LD Fixed-to-Mobile (VC2/3)**	184	209	221	5,7%	20,1%	555	637	14,8%	3%	3%
Network Usage	155	172	205	19,2%	32,3%	452	533	17,9%	2%	3%
Data	730	851	844	-0,8%	15,6%	2.120	2.504	18,1%	11%	12%
Velox	285	339	363	7,1%	27,4%	826	1.021	23,6%	4%	5%
Others	445	512	481	-6,1%	8,1%	1.294	1.483	14,6%	7%	7%

Public Phones	289	149	142	-4,7%	-50,9%	873	503	-42,4%	5%	2%
Additional Services	167	165	164	-0,6%	-1,8%	471	498	5,7%	3%	2%
Advanced Voice / Other	51	90	73	-18,9%	43,1%	172	250	45,3%	1%	1%

Wireless	1.156	1.576	1.691	7,3%	46,3%	3.174	4.574	44,1%	17%	23%
Services	1.092	1.524	1.640	7,6%	50,2%	2.994	4.422	47,7%	16%	22%
Subscriptions	241	335	365	9,0%	51,5%	667	992	48,7%	4%	5%
Outgoing Calls	416	667	734	10,0%	76,4%	1.178	1.924	63,3%	6%	10%
Domestic/Inter. Roaming	28	35	32	-8,6%	14,3%	84	101	20,2%	0%	1%
Network Usage	309	357	358	0,3%	15,9%	834	1.012	21,3%	4%	5%
Data / Value Added	98	130	151	16,2%	54,1%	230	392	70,4%	1%	2%
Handset Sales	65	52	51	-1,9%	-21,5%	181	152	-16,0%	1%	1%

Wireline	5.182	5.176	5.238	1,2%	1,1%	15.537	15.558	0,1%	83%	77%
Wireless*	1.156	1.576	1.691	7,3%	46,3%	3.174	4.574	44,1%	17%	23%

Total Gross Revenue	6.338	6.752	6.929	2,6%	9,3%	18.711	20.132	7,6%	100%	100%

Consolidated Net Revenue	4.437	4.677	4.753	1,6%	7,1%	13.100	13.919	6,3%	70%	69%

* Includes the amounts related to Tele Norte Celular Participações S.A. (TNCP) since 2Q08.
** Adjusted to adequately reflect revenue from fixed-to-mobile traffic (VC2/3).

WIRELINE SERVICES:

Gross revenue from wireline services in 3Q08 was higher than 2Q08 and 3Q07 in 1.2% and 1.1%, respectively. Compared with the previous quarter, higher revenues from “local service (subscription, local traffic and VC1)”, “remuneration for network usage” and “Oi Velox” compensated for reductions in revenues from “long distance (fixed-to-fixed and outgoing wireless calls)” and “advanced voice”.

LOCAL SERVICE:

FIXED-TO-FIXED (SUBSCRIPTION, TRAFFIC, CONNECTION FEE)

Local service revenue (ex-VC1) rallied 3.4% when compared with the previous quarter, ending the period R$69 million higher, of which R$44 million equal subscriptions and R$23 million account for higher excess local traffic. Year-on-year, however, these revenues have fallen 4.2%. It is worth noting the positive influence of the tariff hike seen in July 2008 (2.76%).

FIXED-TO-MOBILE: (VC1)	Revenue were up quarter on quarter (+8.5%) and year-on-year (+6.2%) because of a rise in traffic. Also, growth was influenced by the July 2008 tariff hike (2.76%).

LONG DISTANCE SERVICES (LD):

LONG DISTANCE FIXED-TO-FIXED + MOBILE ORIGINATED LD (NLD AND ILD)	The 9.3% drop in revenue in the quarter and the 5.3% growth compared with 3Q07 was mainly due to lower traffic. In addition, it is worth mentioning the tariff hike seen in July 2008 (2.76%).
LD FIXED-TO-MOBILE (VC2/VC3)

Long distance Fixed-to-Mobile (VC2/VC3) revenue was 5.7% higher than 2Q08 and 20.1% more than 3Q07. Growth recorded in the quarter resulted from a tariff readjustment in July 2008 (2.76%) combined with an improvement in traffic for this service.

REMUNERATION FOR NETWORK USAGE:

Revenue from fixed “network usage” reached R$205 million, (+19.2% and +32.3% than 2Q08 and 3Q07, respectively), reflection of growth in incoming traffic that stemmed from mobile operators offering bonuses in calls ended on the fixed network. The 2.76% tariff hike for fixed network interconnection fee (TU-RL) in July 2008 adds to this effect.

DATA COMMUNICATION SERVICES:

Revenue from data communication services was stable compared with 2Q08 (-0.8%) and rose R$114 million from 3Q07 (+15.6%).

“Oi Velox” revenues climbed 7.1% in 3Q08, above the average growth rate in the past four quarters (+5.4%) because of an increase in the average ADSL broadband user base coupled with a small increase in average price. This service accumulates a 27.4% revenue increase compared with the same quarter last year.

PUBLIC TELEPHONES:

Public telephone revenues followed a downward trend and amounted to R$7 million (4.7%) in the quarter, falling sharply year-on-year (50.9%). This movement has been caused by a decrease in the sale of credits, partially offset by the tariff readjustment in July 2008 (+2.53%). For another quarter, the Company notices that traffic is migrating from public telephones to mobile operators (pre-paid), influenced by offers of mobile companies, including bonuses for on-net calls and for fixed telephones (in this case, Oi Móvel).

WIRELESS SERVICES:

Revenue from wireless services (Oi Móvel + TNCP) amounted to R$1,691 million, growing R$115 million in the quarter and R$535 million compared with 3Q07, or +7.3% and +46.3%, respectively. The increase both in the quarter and year-to-date results from higher “subscriptions”, “outgoing calls” and “data/value added” revenues. It is worth highlighting that for the year-on-year analysis, 3Q07 does not include TNCP revenues that added R$123 million to 3Q08 figures. Without these revenues, growth would have reached +35.6%.

The main effects that contributed to the revenue growth in the quarter are as follows:

  Higher revenues from “subscriptions” (R$30 million), given the increase of the post-paid user base, especially “Oi Conta Total” customers;

  “Outgoing calls” revenue rose R$67 million in the quarter due to higher traffic and to a higher user base average. These were influenced mostly by the “Oi Ligadores” campaign;

  “Network usage” revenue ended 3Q08 at R$358 million, after the elimination of transactions among the group’s companies (R$294 million), remaining stable in the quarter (+0.3%) and being 15.9% higher than 3Q07;

  Revenue from “data/value added” increased R$21 million in the quarter (+16.2%) mainly as a result of revenues from renewals in the “Oi Ligadores” campaign (R$17.3 million). Compared with 3Q07, this 54.1% growth stems mainly from the increase in “SMS” volume in pre-paid terminals and data subscriptions.

Revenue from “handset sales” was stable compared with the previous quarter, or R$14 million smaller than 3Q07 because of the continuing strategy of selling only sim cards in the pre-paid segment in order to reduce the clients’ acquisition cost.

Average revenue per unit (ARPU) at Oi ended the quarter at R$21.4, in a slight reduction compared with 2Q08 (R$22.0) and 3Q07 (R$22.3).

3.2) OPERATING EXPENSES:

Operating expenses in the quarter (excluding depreciation/amortization) were R$233 million lower than 2Q08 (-6.9%). However, it is worth pointing out that 2Q08 includes the non-recurring negative effect of R$333 million (see 2Q08 Quarterly Report), without which this item would have risen R$100 million in 3Q08 (+3.3%). This increase occurred basically because of a hike in “third-party services” (+5.4%) and “marketing” (+42.9%) expenses. It must be noted that while this last item already suffered a R$42 million impact in the quarter from expenses related to the launch of operations in São Paulo, there was a R$23 million in consulting/legal counseling aimed at the acquisition of BrTP control accounted in third party services.

Also concerning São Paulo, all remaining pre-operating expenses totaling approximately R$47 million, especially those of telecommunications infrastructure and costs of goods, were deferred and will be paid in five years.

Compared with 3Q07, operating expenses were R$604 million higher (+23.9%) mainly due to higher spending on “personnel”, “third-party services” and “other operating expenses (revenue)”. We highlight that while in that quarter (3Q07) the Company registered a non-recurring positive effect of R$229 million (see 3Q07 Quarterly Report), during 3Q08, there was the additional impacts of São Paulo and BrT (mentioned previously), as well as R$80 million additional costs due to the consolidation of TNCP.

Table 4 – Breakdown of Operating Expenses

	Quarter					9M
Item - R$ million	3Q07	2Q08	3Q08	QoQ	YoY	9M07	9M08	Chg. %

Interconnection	818	825	848	2,8%	3,7%	2.482	2.512	1,2%
Personnel	115	196	215	9,7%	87,0%	493	596	20,9%
Materials	79	66	58	-12,1%	-26,6%	219	207	-5,5%
Handset Costs/Other (COGS)	75	58	50	-13,8%	-33,3%	200	153	-23,5%
Third-Party Services	1.004	1.118	1.178	5,4%	17,3%	2.915	3.296	13,1%
Marketing	68	98	140	42,9%	105,9%	224	304	35,7%
Rent and Insurance	198	219	223	1,8%	12,6%	564	646	14,5%
Provision for Bad Debts	167	225	198	-12,0%	18,6%	486	645	32,7%
Other Operating Expenses (Revenue), Net	5	561	225	-59,9%	4400,0%	565	981	73,6%
TOTAL	2.529	3.366	3.133	-6,9%	23,9%	8.147	9.340	14,6%
Interconnection	818	825	848	2,8%	3,7%	2.482	2.512	1,2%
Handset Costs	75	58	50	-13,8%	-33,3%	200	153	-23,5%
Cost of Services	840	894	929	3,9%	10,6%	2.557	2.688	5,1%
Personnel	47	71	72	1,4%	53,2%	177	212	19,8%
Third-Party Services	450	453	481	6,2%	6,9%	1.377	1.360	-1,2%
Materials	76	62	54	-12,9%	-28,9%	210	193	-8,1%
Rent and Insurance	176	192	195	1,6%	10,8%	497	566	13,9%
Anatel Concession Contract	20	29	29	0,0%	45,0%	75	88	17,3%
Other	71	88	98	11,4%	38,0%	221	269	21,7%
Selling Expenses	663	854	900	5,4%	35,7%	1.962	2.506	27,7%
Personnel	24	49	54	10,2%	125,0%	125	145	16,0%
Third-Party Services	395	465	493	6,0%	24,8%	1.090	1.366	25,3%
Marketing	68	98	140	42,9%	105,9%	224	304	35,7%
Materials	1	1	1	0,0%	0,0%	2	5	150,0%
Other	8	15	14	-6,7%	75,0%	35	40	14,3%
Provisions for Bad Debts and Receivable write-off	167	225	198	-12,0%	18,6%	486	645	32,7%
General and Administrative Expenses	233	315	333	5,7%	42,9%	718	921	28,3%
Personnel	44	77	88	14,3%	100,0%	190	240	26,3%
Third-Party Services	159	199	204	2,5%	28,3%	448	570	27,2%
Materials	2	3	3	0,0%	50,0%	7	9	28,6%
Rent and Insurance	22	27	27	0,0%	22,7%	67	78	16,4%
Other	5	9	10	11,1%	100,0%	6	25	316,7%
Other Operating Expenses (Revenue), Net	(100)	420	73	-82,6%	173,0%	227	559	146,3%

INTERCONNECTION:

Interconnection costs hit R$848 million in the quarter, rising 2.8% and 3.7% compared with 2Q08 and 3Q07, respectively (R$23 million and R$30 million). Such growth occurred due to the increase in fixed-to-mobile local traffic (VC1).

PERSONNEL:

Higher spending on personnel (R$19 million in the quarter and R$100 million year-to-date) are related to the increase in the number of employees and the growth in wages due to the cycle of merit in 2Q08. Comparing with 3Q07, one must consider that 3Q07 was positively impacted by a reversal of provisions (R$60 million) and did not include TNCP expenses, whose shareholding control was acquired on April/08. In 3Q08, the Company had 10,595 employees, 2.2% and 9.5% higher than 2Q08 and 3Q07.

HANDSET COSTS AND OTHERS (COGS):

Handset costs and others (COGS) declined compared with 2Q08 and 3Q07 by 13.8% and 33.3%, respectively, because of the strategy of selling only sim cards to reduce clients’ acquisition cost, as mentioned previously.

THIRD-PARTY SERVICES:

Spending on third-party services rose R$60 million compared with 2Q08 (+5.4%) and R$174 million compared with 3Q07 (+17.3%). The main variations are as follows:

  Higher “plant maintenance” costs (+R$20 million in the quarter and +R$33 million year-to-date) basically due to higher volume of ADSL Oi Velox terminals;

  “Sales commissions and expenses” climbed R$21 million and R$61 million compared with 2Q08 and 3Q07, respectively. This growth versus 2Q08 results from the mix of plans (heftier commissions for higher value-added products) and expansion of sales channels. Compared with 3Q07, the 44.2% increase was generated by the expansion of the wireless subscriber base, basically originating from the “Oi Ligadores” plan.

Additionally, when comparing to 3Q07, we had:

  Higher “data processing” expenses (+R$12 million);

  Spending on “call center operations” rose R$21 million due to the consolidation of TNCP in 2Q08 (+R$10 million) and greater spending on wireline servicing and “Oi Velox” (+R$14 million);

  Higher spending on “consulting and legal counseling” (+R$27 million), of which R$23 million are related to expenses associated with the acquisition of shareholder’s control of BrTP.

Table 5 – Breakdown of "Third-Party Services"

	Quarter					9M
Item - R$ Million	3Q07	2Q08	3Q08	QoQ	YoY	9M07	9M08	YoY
Network Maintenance (COS - Cost of Services)	342	355	375	5,6%	9,6%	1.028	1.059	3,0%
Sales Commissions and Expenses (Selling Exp.)	138	178	199	11,8%	44,2%	379	534	40,9%
Postage and Collection (Selling Exp.)	89	91	99	8,8%	11,2%	267	278	4,1%
Electricity (COS / G&A)	81	89	86	-3,4%	6,2%	255	262	2,7%
Data Processing (COS / G&A)	45	55	57	3,6%	26,7%	127	155	22,0%
Call Center Operations (Selling Exp.)	111	129	132	2,3%	18,9%	283	374	32,2%
Consulting and Legal Services (COS / G&A)	60	84	87	3,6%	45,0%	167	233	39,5%
Printing and Clearing (Selling Exp.)	16	25	21	-16,0%	31,3%	49	63	28,6%
Others	122	111	121	9,0%	-0,8%	360	338	-6,1%
Total	1.004	1.118	1.178	5,4%	17,3%	2.915	3.296	13,1%

MARKETING:

Spending on marketing in 3Q08 rose compared with 2Q08 (R$42 million) and 3Q07 (R$72 million) because of higher spending aimed at the launch of mobile commercial operations in São Paulo, on October 24.

PROVISION FOR Bad Debts:

Provisions for doubtful debtors in 3Q08 totaled R$198 million, decreasing 12.0% from the previous quarter because of the improvement in the retail segment in wireline operations. Compared with 3Q07, the provisions still register a negative impact, having widened 18.6% due to a more flexible credit policy.

OTHER OPERATING EXPENSES (INCOME):

Other operating expenses declined by R$336 million in the quarter (-59.9%) because of non-recurring expenses recorded in 2Q08 (R$315 million) and lower spending on labor contingencies (R$26 million).

Compared with 3Q07, the R$220 million increase reflects mainly the positive non-recurring effect of R$229 million seen in that quarter.

3.3) OTHER CONSOLIDATED RESULT ITEMS:

EBITDA:

Table 6 – EBITDA, Recurring EBITDA, EBITDA Margin and Recurring EBITDA Margin

	Quarter
	3Q07	3Q07 Recurring	2Q08	2Q08 Recurring	3Q08	Non-Reccuring		Recurring
						QoQ	YoY	QoQ	YoY
TNL Consolidated
EBITDA (R$ Mn)	1.908	1.679	1.311	1.644	1.619	23,5%	-15,1%	-1,5%	-3,6%
Margin %	43,0%	37,8%	28,0%	35,2%	34,1%	6,1 p.p.	-8,9 p.p.	-1,1 p.p.	-3,7 p.p.
TMAR Consolidated
EBITDA (R$ Mn)	1.914	1.688	1.322	1.655	1.620	22,5%	-15,4%	-2,1%	-4,0%
Margin %	43,1%	38,0%	28,4%	35,5%	34,2%	5,8 p.p.	-8,9 p.p.	-1,3 p.p.	-3,8 p.p.
Oi (TNL-PCS)
EBITDA (R$ Mn)	353	346	423	423	438	3,5%	24,1%	3,5%	26,6%
Margin %	33,2%	32,5%	34,6%	34,6%	33,2%	-1,4 p.p.	0,0 p.p.	-1,4 p.p.	0,7 p.p.
TNCP
EBITDA (R$ Mn)	26	26	36	36	32	-11,1%	23,1%	-11,1%	23,1%
Margin %	21,9%	21,9%	28,9%	28,9%	24,6%	-4,3 p.p.	2,7 p.p.	-4,3 p.p.	2,7 p.p.

Consolidated EBITDA in the quarter was R$1,619 million, rising 23.5% compared with 2Q08 and falling 15.1% from 3Q07. However, both 2Q08 and 3Q07 include relevant non-recurring effects, detailed in their respective Press Releases, as follows: (a) a negative R$333 million in the 2Q08 and (b) a positive influence of R$229 million in the 3Q07. Without the non-recurring effects, EBITDA in the quarter would have been stable quarter-on-quarter, and it would have been 3.6% lower year-on-year. It is worth mentioning that 3Q08 EBITDA already includes the impact of R$42 million related to the launch of operations in São Paulo, as well as the R$23 million charge related to financial consultancies and legal counsel associated with BrTP.

We highlight TNL PCS (mobile segment), which obtained the highest quarterly EBITDA in its history (R$438 million) with a 33.2% margin, rising R$15 million from 2Q08 (+3.5%) and R$85 million from 3Q07 (+24.1%). The increase in wireless EBITDA is a result of the expansion of the customer base while maintaining the focus on profitability, reflected in lower acquisition costs for new customers (strategy of subsidy reduction).

EBIT (earnings before income taxes) in 3Q08 was R$905 million, 48.6% higher than in the previous quarter and 27.6% lower than 3Q07, hit mainly by the non-recurring effects mentioned previously.

Table 7 – EBITDA x EBIT x Net Earnings

	Quarter			9M
R$ million	3Q07	2Q08	3Q08	9M07	9M08
EBITDA	1.908	1.311	1.619	4.953	4.579
Depreciation and Amortization	(658)	(703)	(714)	(1.956)	(2.067)
EBIT	1.250	609	905	2.997	2.512
Equity Accounting	(1)	(47)	(16)	8	(11)
Net Financial (Income) Expenses	(52)	(27)	(535)	(359)	(706)
Non-operating Expenses	12	8	1	24	13
Minority Interest	(139)	(68)	(74)	(317)	(246)
Income Tax and Social Contribution	(433)	(226)	(35)	(907)	(582)
Net Earnings	637	249	246	1.447	981

NET FINANCIAL INCOME (EXPENSES):

Consolidated net financial expenses totaled R$535 million, that is R$508 million higher than 2Q08 and R$483 million higher than 3Q07, as seen below:

The consolidated financial income of R$343 million were R$93 millionhigher than that registered in the 2Q08 due to a higher average invested volume in the financial market.

Financial expenses of R$897 million were R$602 million higher than 2Q08, as detailed below:

(i) Interest on loans and financings of R$397 million rose R$196 million, mainly due to borrowings in local currency made at the end of May 2008 (CCBs) and August 2008 (Commercial Papers) amounting to R$4.3 billion and R$3.6 billion, respectively.

(ii) Foreign exchange impact on loans and financings negative by R$295 million in 3Q08 due to:

(a) Negative net results of R$566 million due to the exchange rates impact on foreign currency debt, given the appreciation of the U.S. dollar (20.3%) and Japanese Yen (+20.0%) versus the Real.  As opposed to the 3Q08, in the 2Q08, there was a financial gain of R$330 million due to devaluation of the U.S. dollar
(-9.0%) and Iene (-14.6%) versus the Real.

(b) Net gains of R$271 million as a result of the partial hedge of foreign currency debt resulting from R$336 million in gains from exchange rates variations and financial expenses in the amount of R$65 million (CDI based). A net loss of R$258 million in the 2Q08 was registered due to the Real appreciation during that period.

(iii) Other financial expenses of R$187 million were R$39 million higher compared with 2Q08 basically as a result of PIS and COFINS taxes levied on interest on capital approved in August.

Table 8 – Net Financial Income (Expenses)

	Quarter			9M
R$ Million	3Q07	2Q08	3Q08	9M07	9M08
Financial Income	213	250	343	640	850
Interest on financial investments	102	160	251	308	557
Other financial income	111	90	93	332	293
Financial Expenses	(264)	(277)	(879)	(998)	(1.556)
Interest on loans and financing	(154)	(201)	(397)	(486)	(755)
Foreign exchange effect on loans and financing	(50)	72	(295)	(128)	(332)
Monetary and Exchange Variations	48	330	(566)	368	(357)
Currency Swap Results	(98)	(258)	271	(496)	26
Other Financial Expenses	(61)	(148)	(187)	(385)	(470)
Banking Fees (including CPMF)	(50)	(30)	(30)	(177)	(92)
Interest on rescheduled taxes (Refis)	(13)	(12)	(12)	(42)	(37)
Monetary restatement of provisions for contingencies	95	(68)	(65)	(42)	(196)
IOF, PIS and Cofins taxes on financial income	(1)	(8)	(47)	(4)	(60)
Others	(91)	(30)	(33)	(121)	(84)
Net Financial Income (Expenses)	(52)	(27)	(535)	(359)	(706)

DEPRECIATION/AMORTIZATION:

Wireline depreciation and amortization were stable compared with 2Q08 (+1.6%) and grew 5.6% compared with 3Q07. Such growth was influenced mainly by higher investments in the expansion of network and data communication infrastructure at the end of 2007.

In the wireless segment, there was a 15.7% growth compared with 3Q07 (R$30 million) due to the consolidation of TNCP in 2Q08, as well as 2G and 3G license acquisition in Region I.

Table 9 – Depreciation and Amortization

	Quater					9M
R$ million	3Q07	2Q08	3Q08	QoQ	YoY	9M07	9M08	Chg. %
Fixed Line / TNL	467	485	493	1,6%	5,6%	1.406	1.450	3,1%
Depreciation	449	480	486	1,3%	8,2%	1.352	1.436	6,2%
Amortization of Goodwill	18	5	7	40,0%	-61,1%	54	14	-74,1%
Mobile Business	191	217	221	1,8%	15,7%	550	616	12,0%
Depreciation	141	164	164	0,0%	16,3%	424	463	9,2%
License/Deferred Amortization	50	53	57	7,5%	14,0%	126	154	22,2%
Total	658	702	714	1,7%	8,5%	1.956	2.067	5,7%

NET EARNINGS:

Consolidated net earnings totaled R$246 million in 3Q08, stable compared with 2Q08 (-1.2%). Its main drivers are:

  EBITDA increase by R$308 million;

  Negative effect on the net financial expense of R$508 million;

  Smaller provision for income tax and social contribution (+R$191 million) influenced by the 34.5% reduction in the accounting profit before income tax and social contribution (-R$64 million on the provision) and by the fiscal impact of interest on capital, on July 31 (–R$126 million).

The R$391 million reduction in net earnings compared with 3Q07 was due to:

  Smaller EBITDA in 3Q08 (R$345 million), influenced partly by positive non-recurring events in 3Q07 (R$229 million);

  Negative effect of R$483 million on the net financial income (expenses);

  Smaller provision for income tax and social contribution (+R$398 million) influenced mainly by the 70.6% reduction in profit before income tax and social contribution (-R$290 million on the provision) and by interest on capital (–R$126 million);

  Provision for minority interest R$65 million lower.

Net earnings at TMAR parent company was R$414 million (11.2% net margin), having increased 10.4% compared with 2Q08 and fallen 46.4% compared with 3Q07. We highlight that both the quarterly and yearly analyses contain non-recurring effects on EBITDA, as mentioned previously.

TNL PCS (Oi Mobile) had stable net earnings (R$155 million) when compared with 2Q08 and 68.5% higher  compared with 3Q07.

Table 10 – Net Earnings

	Quarter					9M
	3Q07	2Q08	3Q08	QoQ	YoY	9M07	9M08	YoY

TNL Consolidated
Net Earnings (R$ Mn)	637	249	246	-1,2%	-61,4%	1.447	981	-32,2%
Net Margin	14,3%	5,3%	5,2%	-0,1 p.p.	-9,1 p.p.	11,0%	7,0%	-4,0 p.p.
Earnings per Share (R$)	1,666	0,650	0,645	-0,8%	-61,3%	3,787	2,566	-32,2%
Earnings per ADR (US$)	0,815	0,393	0,387	-1,5%	-52,5%	1,852	1,522	-17,8%
TMAR Consolidated
Net Earnings (R$ Mn)	772	375	413	10,1%	-46,5%	1.753	1.371	-21,8%
Net Margin	17,4%	8,1%	8,7%	0,6 p.p.	-8,7 p.p.	13,4%	9,9%	-3,5 p.p.
Earnings per Share (R$)	3,234	1,575	1,734	10,1%	-46,4%	7,347	5,752	-21,7%
Oi (TNL-PCS)
Net Earnings (R$ Mn)	92	155	155	0,0%	68,5%	240	465	93,8%
Net Margin	8,7%	12,7%	11,8%	-0,9 p.p.	3,1 p.p.	7,8%	12,6%	4,8 p.p.
TNCP
Net Earnings (R$ Mn)	-8	0	0	NA	NA	-18	3	116,7%
Net Margin	-6,8%	0,0%	-0,2%	-0,2 p.p.	6,6 p.p.	-5,2%	0,9%	6,1 p.p.

4) DEBT, CAPEX AND CASH FLOW:

4.1) DEBT:

Consolidated net debt reached R$9,150 million, climbing R$3,451 million in the quarter and R$6,024 million compared with 3Q07 and accounted for 1.5x EBITDA of the last 12 months. Net debt growth in the quarter reflects the disbursements of (a) extraordinary dividends payment amounting to (R$1.9 billion in payments, of which R$1.2 billion went to TNLP and R$0.7 billion to TMAR); (b) acquisition of R$948 million of preferred shares in BRT (BRTO4 and BRTP4); (c) R$132 million in payments related to the acquisition of preferred shares in TNCP and (d) R$245 million related to the payment of 2G licenses.

The gross debt amortization schedule is well distributed over the coming years, as shown in the table below:

Table 11 - Gross Debt Amortization Schedule

(R$ million)	2008	2009	2010	2011	2012	2013 onwards	Total
Gross Debt amortization	584	1.732	5.653	3.314	1.459	4.982	17.724
Foreign Currency Amortization	415	677	396	418	236	1.144	3.284
Local Currency Amortization	169	1.055	5.258	2.897	1.223	3.838	14.440

On September 30, the Company’s total debt is R$ 17,724 million, of which R$3,284 million are denominated in foreign currency and R$1,438 million, or US$750 million are not hedged. It is important to note that the total debt amortization in foreign currency through 2010 are protected from eventual swings in exchange rates by hedging contracts (swaps) and cash invested in dollars.

During 3Q08, the Company’s total debt increased to R$4,595 million due to several borrowings, as described below:

(a) Issuance of R$3,600 million in Commercial Papers by TMAR. The operation has a two-year term and one-year grace period for interest at CDI plus 1.60% per annum. It will be used for the future acquisition of indirect control of Brasil Telecom Participações S.A. and Brasil Telecom S.A. as disclosed in the Material Fact of April 25, 2008 and in the quarterly report (Press Release) of July 31, 2008.

(b) A loan agreement signed by TMAR on June 2008 with the Finnish Export Credit amounting to US$300 million aimed at financing part of the present-year investments. Disbursements will be made as investments occur. Interest will be paid semi-annually starting December 2008 through December 2018 and principal is due in 17 semi-annual installments starting December 2010. The average cost of this financing is Libor + 1.07% p.a.. As of September 30 2008, US$87 million had been in Company’s accounts.

(c) A loan agreement signed by TMAR on July 1st, with the Nordic Investment Bank in the amount of US$250 million for the same purpose. Interests are due semi-annually starting January 2009 through July 2018. Principal will be due in seventeen semi-annual installments starting July 2010. The average cost of this financing is Libor + 0.95% p.a..

(d) Conclusion of R$467 million borrowing from BNDES related to a loan agreement signed in November 2006, with the goal of financing the expansion and the technological upgrade of TMAR’s fixed telecommunications network.

Table 12 - Debt (end of period)

R$ million	Sep/07	Dec/07	Mar/08	Jun/08	Sep/08	% Gross Debt
Short Term	1.713	2.036	2.100	2.175	2.099	11,8%
Long Term	7.670	7.354	6.878	10.954	15.626	88,2%
Total Debt	9.382	9.390	8.978	13.129	17.724	100,0%
In Local Currency	5.164	5.248	5.149	9.503	13.661	77,1%
In Foreign Currency	2.943	2.826	2.752	2.452	3.284	18,5%
Swaps	1.275	1.316	1.076	1.174	779	4,4%
(-) Cash and ST investments	(6.257)	(6.710)	(6.481)	(7.430)	(8.575)	48,4%
(=) Net Debt	3.126	2.681	2.497	5.699	9.150	51,6%

The average cost of debt accumulated in the year stood at 92.5% of the CDI, net of foreign exchange hedging effects.

4.2) CAPITAL EXPENDITURE:

Consolidated capital expenditures totaled R$1,194 million in the quarter, reflecting a 33.2% reduction compared with 2Q08 and an increase of 108.7% compared with 3Q07. Of this total, R$506 million (42.4%) were invested in the wireline segment and R$687 million (57.6%) in the wireless segment. Capex in the quarter accounted for 25.1% of the consolidated net revenue, compared with 38.2% in 2Q08 and 12.9% in 3Q07.

Compared with 2Q08, investments in the wireless segment decreased by R$564 million (-45.1%), basically due to the accounting of SMP (3G) exploration licenses in that quarter (R$867 million). It must be noted that the decrease was eased by greater investments in network expansion on region III (SP) network, where operations began last October 24, including the registration of the concession term for authorization of use of 2G (GSM) radio frequency blocks for SMP exploration in the interior state of São Paulo (areas II and III), amounting to R$127 million.

The wireline segment had less investments in 3Q08 when compared with 2Q08 (-R$30 million). This reduction was due to a programmed slowdown in investments in the broadband platform, and was partially offset by higher spending on contract obligations from voice service as a result of number portability.

Table 13 - Capital Expenditure

	Quarter					9M
R$ million	3Q07	2Q08	3Q08	QoQ	YoY	9M07%		9M08%		YoY
Wireline	470	536	506	-5,6%	7,7%	1.072	82%	1.547	43%	44,3%
Growth & Quality	131	204	233	14,2%	77,9%	329	25%	567	16%	72,3%
Data / Communic. Systems / Other	339	331	273	-17,5%	-19,5%	743	57%	980	27%	31,9%
Wireless	102	1.251	687	-45,1%	573,5%	231	18%	2.080	57%	800,4%
Expansion and Quality	102	384	560	45,8%	449,0%	231	18%	1.086	30%	370,1%
2G / 3G Licenses	0	867	127	-85,4%	NA	0	0%	994	27%	NA
TOTAL	572	1.787	1.194	-33,2%	108,7%	1.302	100%	3.627	100%	178,6%

4.3) CASH FLOW:

Operational cash flow totaled R$1,466 million in 3Q08 and R$4,679 million year-to-date (R$4,066 million in 2007). Nonetheless, free cash flow, net of investment, was negative by R$757 million, basically as a result of the cash flow from investing activities, which this quarter had, additional impacts, such as:

  Payment of the remaining 90% of the SMP (2G) exploration license in São Paulo and increase in bandwidth in certain states in Region I of PGA (General Plan of Authorizations), with contracts signed on December 7, 2007 (-R$118 million);

  Payment of license for the use of 2G (GSM) radio frequency blocks in order to explore SMP in the interior of São Paulo (areas II and III) signed on September 8, 2008 (-R$127 million);

  Acquisition of preferred shares in Tele Norte Celular Participações through auction (voluntary tender offer) held on August 19, 2008 (-R$132 million);

  Voluntary tender offer for the acquisition of preferred shares of Brasil Telecom (BRTO) and Brasil Telecom Participações (BRTP) held on July 22, 2008 (-R$948 million).

Table 14 – Cash Flow

	Quarter			9M
R$ million	3TQ7	2Q08	3TQ8	9M07	9M08
(i) Cash Flow from operating activities	1.703,7	2.075,4	1.465,6	4.066,4	4.679,0
Net income for the period	636,8	248,7	246,5	1.447,0	980,8
Minority interest in results of operations	139,5	67,6	74,0	316,9	246,4
Adjustments to reconcile net income to net cash:	696,4	1.058,2	1.714,5	2.779,5	3.872,2
Interest and monetary variation on loans and financing	194,9	39,7	861,9	537,6	1.200,7
Depreciation/Amortization	658,0	702,6	713,8	1.955,9	2.066,7
Contingency Provisions	(180,5)	205,3	111,9	226,9	459,4
Other	24,0	110,7	26,8	59,2	145,4
Change in Working Capital	231,1	700,9	(569,4)	(477,1)	(420,4)
(ii) Cash flow from investing activities	(627,8)	(4.483,6)	(2.222,7)	(1.365,8)	(7.360,8)
Cash Flow after investing activities	1.076,0	(2.408,2)	(757,1)	2.700,6	(2.681,8)
(iii) Cash flow from financing activities	711,4	4.111,3	3.733,8	(725,1)	7.133,2
Cash Flow after financing activities	1.787,3	1.703,1	2.976,7	1.975,5	4.451,4
Payment of Dividends and Interest on Capital	(0,4)	(754,5)	(1.807,4)	(406,0)	(2.562,2)
Increase (decrease) in cash and banks	1.787,0	948,6	1.169,2	1.569,5	1.889,2
Cash and banks at the beginning of the period	4.469,7	6.481,1	7.429,7	4.687,2	6.709,7
Cash and banks at the end of the period	6.256,7	7.429,7	8.598,9	6.256,7	8.598,9

5) Complementary Information:

5.1) Voluntary Tender Offer

Tele Norte Celular Participações S.A. (TNCP)

A) Result of Voluntary Tender Offer and prerogative of sale of remaining preferred shares

On 7/18/08, Telemar Norte Leste S.A. (TMAR) released the Notice of the Tender Offer for the voluntary acquisition of up to 4,205,491 preferred shares in TNCP, representing 99.91% of the total preferred shares.

At an auction held on Bovespa on 8/19/08, TMAR acquired 3,951,923 preferred shares (PN), representing 93.9% of the total PNs at R$33.00 per preferred share. A total of R$130.4 million was disbursed in this purchase.

TNCP shareholders holding the remaining preferred shares, including ADRs, can exercise the right to sell their shares, until 11/19/08, as described in the Notice of the Voluntary Tender Offer (“Notice”) and in the Offer to Purchase, both dated 7/19/2008. By 10/28/08, TMAR had already acquired a total of 4,051,669 shares, therefore holding 96.3% of the total PN shares.

TNCP Shares	Capital	Treasury	Controlling Shares	Free-Float
Common	2,492,476	0	1,292,671	1,199,805
Preferred	4,209,206	0	4,055,384	153,822
Total	6,701,682	0	5,348,055	1,353,627

B) Cancellation of ADR program on the New York Stock Exchange (NYSE)

As a result of the significant number of preferred shares acquired by TMAR in the Voluntary Tender Offer, TNCP informed in a Material Fact dated 10/01/2008 that it cancelled the NYSE listing of American Depositary Receipts (“ADRs”) of TNCP.

Furthermore, TNCP and The Bank of New York Mellon (“BoNY”), issuer of TNCP ADRs, signed an amendment canceling the Deposit Agreement related to the ADR issuance. Due to the cancellation of such Deposit Agreement, BoNY will draw on its best efforts to sell, no later than 11/18/2008, all preferred shares linked to the ADRs that have not yet been removed from the ADR Program by TNCP.

Amazônia Celular S.A.

A) Voluntary Tender Offer for Acquisition of preferred shares

On 9/22/2008, TMAR filed notice of the tender offer of Amazônia Celular S.A. (indirect subsidiary of TMAR) in addition to information announced to the market in Material Facts dated 12/20/2007, 3/06/2008 and 4/03/2008 aimed at the purchase of 100% of outstanding preferred shares (PN). These equaled 1,242,605 PN shares representing 34.36% of the total preferred capital on the date of the Notice. The Notice informed the price increase in the offer from $25.55 to R$38.00 aiming to make it more attractive.

On 10/22/08, TMAR acquired 921,014 PN shares, of all classes, disbursing R$35 million. As a result of this, TMAR directly or indirectly owns 3,295,179 shares, accounting for 91.11% of the total PNs shares of the company’s capital.

TMAC Shares	Capital	Treasury	Controlling Shares	Free-Float
ON	2,271,325	0	2,039,298	232,027
PN	3,616,770	16	3,295,179	321,575
Total	5,888,095	16	5,334,477	553,602

5.2) Suspension of Tag-Along Offers

Tele Norte Celular Participações S.A. and Amazônia Celular S.A.

On 10/14/08, TMAR announced a Material Fact informing that CVM changed its previous decision (09/12/08) of conceding the registry of the common shares Tender Offers in TNCP and Amazônia Celular S.A., suspending the Tender Offers scheduled for 10/16/08. The company, not agreeing with this decision, appealed to CVM on 10/28/08.
Therefore, the auctions were put off until CVM issues a final decision on this matter.

5.3) events taken place in the third quarter related to the purchase of BrTP

A) Borrowing of R$3.6 billion in Promissory Notes

In August, Oi concluded the borrowing of R$3.6 billion in Commercial Papers. A total of 144 notes were issued with face value of R$25 million each. The operation has a two-year term and cost CDI plus 1.60% per annum.

The borrowing via Commercial Papers was the second stage of funding for the purchase of Brasil Telecom (BrTP). Including this borrowing, the company has already obtained a total of R$8 billion aimed at this transaction.

B) Public Hearing for vote of new PGO wording

On 10/16/08, Anatel approved a proposal to update the General Plan of Concessions on Services Rendered in the Public System (PGO) and General Plan for Updating the Regulation (PGR). The proposal was sent to the Consulting Board at Anatel, which will issue an opinion before submitting it to the Communications Ministry. After the Ministry’s analysis, the new PGO will be sent to the Brazilian President, through his Chief of Staff, in order to edit the new presidential decree with the new rules.

The new PGO will allow any wireline operator to service more than one concession area. The PGR will be reviewed every two years, and will be approved by an Anatel resolution rather than a decree. The Revision of Concession Agreements and definitions as to the targets of quality of service and competition are among the main attributions of the PGR. After the decree is passed, Oi will be able to file a Previous Consent with Anatel to materialize the purchase of Brasil Telecom.

5.4) Start of Operations in the State of São Paulo

Oi announced its commercial launch in São Paulo on 10/03/2008, and the subsequent start of operations on 10/24/2008. The company allows consumers to experience service in pre-paid plans for three months, free of charge, on local calls within Oi’s network and on calls to any fixed telephone.  Sales of post-paid plans started on 10/24/08.

With the huge success of the pre-launch offer, that already accounted for more than one million clients on October 24, the Company increased the register date to October 31, aiming to meet the clients’ demand. Users will receive daily bonuses worth R$20 to make local calls to another Oi Mobile or fixed telephone, send text messages (SMS) to any operator in Brazil, as well as to make long-distance calls through provider code 31 to Oi Mobile or Oi Fixed in all the states where the company operates. After three months testing the service, the customer will be able to choose the plan that suits him/her best. Should the customer choose Oi with the same offer, it will be only necessary to recharge at least R$10 per month in order to keep receiving the daily R$20 bonus for another nine months. As well as in region I, the minimum recharge is R$1.00.

The pre-paid sales offer iniciated on October, 24. The pre-paid client, who adheres the lauch offer wins up to 1,250 minutes in bonuses in addition to the minutes already included in her/his plan to use from Oi to Oi Mobile and Oi to fixed plus 120 short messages (SMS) to any operator per month, during one year. In addition, the client will receive a credit up to R$65 per month, depending on the chosen plan, to spend as they wish, for the period of 10 months.

The mobile operation in SP relied on wide-ranging distribution channels, with more than 100,000 sales spots at small retailers such as pharmacies, newsstands and convenience stores, as well as 1,000 large retailers and 40 stores and kiosks. The forecast network in the State of São Paulo, comprising 2.2 thousand ERBs, covers about 92% of the region’s population.

5.5) Portability – Initial Results

Number portability started on 9/01/2008 in 8 different codes (DDDs), of which 3 are in the Oi-operated region: 27 (50 cities in Espírito Santo, including Vitória and Vila Velha), 37 (46 cities in Minas Gerais, including Divinópolis) and 86 (Piauí, including Teresina).

In the first five weeks ended 10/05/2008, the wireless segment had a net balance of 401 users. In the wireline segment, it fell by 604 terminals in the same period.

Based on this initial experience and with a sample of only 3 codes in our region, number portability results are hardly relevant.

For the implementation of number portability (wireline and wireless), Oi invested approximately R$600 million in 2008.

Below we present the schedule for the start of portability for Region I codes:

Long Distance Selection Code		Month
Region 1	Region 3
27 (ES), 37 (MG), 86 (PI)	14 (SP), 17 (SP)	ago/08
28 (ES), 32 (MG)	-	nov/08
33 (MG), 38 (MG), 84 (RN)	-	nov/08
85 (CE), 88 (CE), 98 (MA), 99 (MA)	-	nov/08
71 (BA), 73 (BA), 89 (PI)	-	nov/08
82 (AL), 83 (PB)	12 (SP), 13 (SP)	dez/08
92 (AM), 97 (AM)	18 (SP)	jan/09
75 (BA), 77 (BA), 79 (SE)	16 (SP)	jan/09
31 (MG), 75 (BA), 77 (BA), 79 (BA)	-	jan/09
96 (AP)	15 (SP)	fev/09
93 (PA), 94 (PA)	19 (SP)	fev/09
21 (RJ), 22 (RJ), 24 (RJ)	-	fev/09
81 (PE), 87 (PE)	-	fev/09
91 (PA)	11 (SP)	mar/09

5.6) Oi acquired licenses to offer subscription TV via DTH and plans to share its infrastructure with Telefônica

In September 2008, Anatel authorized Oi to render subscription TV service (DTH satellite technology) in the whole country. The DTH system (Direct To Home) relates to the subscription of TV via satellite for audio, video and data sent directly to the user’s home. In order to obtain such license, the company will pay R$470,000 on top of donating 2000 TV subscriptions and TVs to public hospitals.

There is an ongoing partnership with Telefônica to share infrastructure in order to launch the service at the beginning of 2009.

We believe that the subscription TV business will bring important synergies to the Company, adding one  more service to the convergent offers (fixed, mobile, broadband and subscription TV) leading to customer loyalty.

5.7) Corporate Reorganization at OI TV (Way TV)

On 9/25/2008, TNL and TMAR informed that their respective Boards of Directors approved the corporate restructuring related to Way TV Belo Horizonte S.A. (“Way TV”) to be carried out in three stages: (a) the sale by TNL of shares representing about 99.99% of the capital of TNL PCS Participações S.A. (holding company of Way TV) to TNL PCS S.A (“Oi Móvel”) – TMAR subsidiary – at a price based on Appraisal elaborated by Apsis Consultoria Empresarial (in April 2008), which valued Way TV between R$100 million and R$117 million; (b) Incorporation of TNL PCS Participações S.A. by Oi Móvel; and (c) Incorporation of Way TV by Oi Móvel.

The reorganization, which stages are subject to ANATEL’s approval, aim to increase the operational efficiencies and benefit from synergies in activities developed by Oi Móvel and Way TV, while it boosts the supply of convergent services, mainly quadruple play.

Click below to read the Material Fact:

http://v2.oi.infoinvest.com.br/ptb/2406/2008.09.25_TNL_TMAR_Fato%20Relevante_%20Way%20TV.pdf

5.8) Law 11,638/2007 – Related to the elaboration and release of financial statements

Some differences in accounting practices introduced by Law 11,638/2007 and by CVM Instruction 469/08 are already considered in the financial statements as of September 30, 2008. Differences are as follows:

(i) Criteria for transitory acknowledgement of donations and subsidies for investment in specific account of income for coming years;

(ii) Adjustment to present value for long-term asset and debt operations as well as short-term operations deemed relevant, to be applied to liabilities owed to Anatel related to 2G and 3G licenses.

The company already releases Cash Flow Financial Statement and Value Added Statement information in its annual financial statements and separates the intangible assets from permanent assets. The separation is adopted by TNL subsidiaries.

In regards to the remaining changes set by Law 11,638/2007, whose accounting records were not made due to lack of local rules for its implementation, such as shares-based adjustments in remuneration, the leasing operations and fair value adjustments in derivatives, we measured the effect of the changes as described below:

TNL Consolidated – Accumulated balance as of September 2008
(R$ million)	Accounting balance	Accounting balance after Law 11.638/07	Adaptation effects
Stockholders’ equity	10,175	10,177	2
Net earnings	981	954	(27)

6) Financial Statements

6.1) Tele Norte Leste Participações - TNLP Consolidated

R$ Million

Income Statement	3Q07	2Q08	3Q08	9M07	9M08
Wireline Services Revenues	5.181,5	5.176,4	5.238,3	15.536,5	15.558,0
Local Services	2.902,3	2.724,2	2.849,5	8.748,8	8.357,6
Subscription Charges	1.784,3	1.706,4	1.749,9	5.226,2	5.175,6
Local Traffic	408,0	328,6	352,4	1.398,6	1.043,7
Installation Fees	25,7	20,5	22,2	71,9	64,3
Collect Calls	1,9	1,3	1,2	9,8	3,9
Other Local Revenues	0,1	0,1	0,1	0,5	0,3
Fixed-to-Mobile (VC1)	682,3	667,3	723,6	2.041,8	2.069,8
Long Distance	886,8	1.024,4	960,9	2.699,5	2.912,7
Intra-State	412,8	489,2	413,9	1.255,2	1.329,5
Inter-State	108,8	97,8	100,2	329,8	300,5
Inter-Regional	164,1	212,5	210,7	501,1	598,0
International	17,5	16,0	15,5	58,1	47,6
Fixed-to-Mobile (VC2 and VC3)	183,7	208,9	220,6	555,3	637,0
Advanced Voice	49,5	53,7	37,9	170,1	144,8
Public Telephones	289,1	149,3	141,7	873,0	502,5
Additional Services	167,3	164,7	164,1	471,0	498,0
Network Usage Remuneration	155,4	172,2	204,9	451,8	533,0
Data Transmission Services	729,9	851,2	844,0	2.119,9	2.504,1
ADSL (Velox)	285,4	338,8	363,1	826,0	1.021,4
Leased Lines (EILD)	135,3	149,9	162,2	390,0	462,2
Leased Lines (SLDD/SLDA)	60,2	65,4	51,3	185,7	176,1
IP Services	82,5	86,8	88,0	248,1	266,2
Packet switch and frame relay	74,2	75,2	72,5	208,0	225,6
Other Data Services	92,3	135,1	106,8	262,0	352,7
Other Wireline Services	1,0	36,6	35,3	2,4	105,2
Wireless Services Revenues	1.156,2	1.575,9	1.691,0	3.174,2	4.574,4
Subscription Charges	241,1	334,8	365,1	667,0	992,4
Outgoing Calls	415,5	666,8	733,5	1.178,4	1.924,5
Domestic/International Roaming	27,8	35,2	32,5	83,7	101,1
Network Usage Remuneration	309,3	356,7	357,8	834,4	1.012,2
Data / Value Added Services	97,9	130,2	150,7	230,1	392,1
Handset Sales	64,6	52,2	51,4	180,7	152,0
Gross Operating Revenue	6.337,8	6.752,3	6.929,3	18.710,8	20.132,4
Taxes and Deductions	(1.900,4)	(2.075,4)	(2.176,8)	(5.610,5)	(6.213,5)
Net Operating Revenue	4.437,3	4.676,9	4.752,5	13.100,3	13.918,9
Operating Expenses	(2.529,4)	(3.365,8)	(3.133,5)	(8.147,3)	(9.340,2)
Cost of Services	(839,8)	(894,4)	(929,5)	(2.557,4)	(2.688,4)
Cost of Goods Sold	(75,4)	(58,0)	(49,9)	(200,4)	(153,0)
Interconnection Costs	(818,1)	(824,8)	(847,8)	(2.482,1)	(2.512,1)
Selling Expenses	(663,4)	(854,1)	(900,4)	(1.962,4)	(2.506,1)
General and Administrative Expenses	(232,9)	(314,6)	(332,6)	(717,7)	(921,5)
Other Operating (Expenses) Revenue, net	100,1	(420,0)	(73,4)	(227,3)	(559,0)
EBITDA	1.908,0	1.311,1	1.619,0	4.953,0	4.578,7
Margin %	43,0%	28,0%	34,1%	37,8%	32,9%
Depreciation and Amortization	(658,0)	(702,5)	(713,8)	(1.955,8)	(2.066,6)
EBIT	1.250,0	608,6	905,2	2.997,2	2.512,1
Equity Accounting	(1,3)	(47,4)	(16,1)	8,3	(10,9)
Financial Expenses	(264,4)	(276,7)	(878,6)	(998,5)	(1.555,9)
Financial Income	212,9	250,1	343,2	639,7	850,3
Non-operating (Expenses) Revenue	12,4	7,9	1,4	23,9	13,2
Income Before Tax and Social Contribution	1.209,5	542,4	355,2	2.670,6	1.808,8
Income Tax and Social Contribution	(433,3)	(226,2)	(34,7)	(906,6)	(581,6)
Minority Interest	(139,5)	(67,6)	(74,0)	(316,9)	(246,4)
Net Income	636,7	248,7	246,5	1.447,0	980,8
Margin %	14,3%	5,3%	5,2%	11,0%	7,0%

Outstanding Shares - Thousand (exc.-treasury)	382.122	382.289	382.289	382.122	382.289
Income per share (R$)	1,666	0,650	0,645	3,787	2,566
Income per ADR (US$)	0,815	0,393	0,387	1,852	1,522

 6.1) Tele Norte Leste Participações – TNLP Consolidated  (Continued)

R$ Million

Balance Sheet	9/30/07	6/30/08	9/30/08
TOTAL ASSETS	28.843	34.964	38.069
Current	12.205	13.461	14.886
Cash and Short-Term Inv.	6.246	7.406	8.575
Accounts Receivable	3.503	3.471	3.612
Recoverable Taxes	1.761	1.619	1.804
Inventories	133	160	156
Other Current Assets	561	804	740
Non-Current Assets	16.638	21.503	23.183
Long Term	3.738	4.227	4.418
Recoverable and Deferred Taxes	2.111	2.337	2.354
Other	1.627	1.890	2.064
Permanent	12.900	17.276	18.765
Investments	40	2.640	3.658
Property Plant and Equipment	11.295	12.031	12.434
Intagible Assets	1.229	2.269	2.317
Deferred Assets	337	335	355

Balance Sheet	9/30/07	6/30/08	9/30/08
TOTAL LIABILITIES	28.843	34.964	38.069
Current	5.564	6.695	7.107
Suppliers	1.782	2.888	2.822
Loans and Financing	1.713	2.175	2.099
Payroll and Related Accruals	189	177	217
Payable Taxes	1.620	1.146	1.208
Dividends Payable	151	163	601
Other Accounts Payable	110	146	161
Non-Current Liabilities	10.396	14.103	18.800
Long Term	10.388	14.013	18.720
Loans and Financing	7.670	10.954	15.626
Payable and Deferred Taxes	778	722	704
Contingency Provisions	1.825	2.060	2.120
Other Accounts Payable	115	278	270
Unrealized Earnings	8	89	80
Minority Interest	2.476	2.757	1.987
Shareholders' Equity	10.406	11.408	10.175
Capital Stock	4.689	5.449	5.449
Capital Reserve	25	29	29
Surplus Reserve	4.246	5.196	3.996
Retained Earnings	1.447	734	702

6.2) Telemar Norte Leste - TMAR Consolidated

R$ Million

Income Statement	3Q07	2Q08	3Q08	9M07	9M08
Wireline Services Revenues	5.181,5	5.152,1	5.215,0	15.536,5	15.485,8
Local Services	2.902,3	2.724,2	2.849,5	8.748,8	8.357,6
Subscription Charges	1.784,3	1.706,4	1.749,9	5.226,2	5.175,6
Local Traffic	408,0	328,6	352,4	1.398,6	1.043,7
Installation Fees	25,7	20,5	22,2	71,9	64,3
Collect Calls	1,9	1,3	1,2	9,8	3,9
Other Local Revenues	0,1	0,1	0,1	0,5	0,3
Fixed-to-Mobile (VC1)	682,3	667,3	723,6	2.041,8	2.069,8
Long Distance	886,8	1.024,4	960,9	2.699,5	2.912,7
Intra-State	412,8	489,2	413,9	1.255,2	1.329,5
Inter-State	108,8	97,8	100,2	329,8	300,5
Inter-Regional	164,1	212,5	210,7	501,1	598,0
International	17,5	16,0	15,5	58,1	47,6
Fixed-to-Mobile (VC2 and VC3)	183,7	208,9	220,6	555,3	637,0
Advanced Voice	49,5	53,7	37,9	170,1	144,9
Public Telephones	289,1	149,3	141,7	873,0	502,5
Additional Services	167,3	164,7	164,1	471,0	498,0
Network Usage Remuneration	155,4	172,2	204,9	451,8	533,0
Data Transmission Services	729,9	852,2	845,2	2.119,9	2.507,3
Other	1,0	11,4	10,8	2,4	29,8
Wireless Services Revenues	1.156,2	1.575,9	1.691,0	3.174,2	4.574,4
Subscription Charges	241,1	334,8	365,1	667,0	992,4
Outgoing Calls	415,5	666,8	733,5	1.178,4	1.924,5
Domestic/International Roaming	27,8	35,2	32,5	83,7	101,1
Network Usage Remuneration	309,3	356,7	357,8	834,4	1.012,2
Data / Value Added Services	97,9	130,2	150,7	230,1	392,1
Handset Sales	64,6	52,2	51,4	180,7	152,0
Gross Operating Revenue	6.337,8	6.728,0	6.906,0	18.710,8	20.060,1
Taxes and Deductions	(1.900,4)	(2.069,0)	(2.170,8)	(5.610,5)	(6.196,1)
Net Operating Revenue	4.437,3	4.659,0	4.735,1	13.100,3	13.864,0
Operating Expenses	(2.523,8)	(3.337,4)	(3.114,7)	(8.126,8)	(9.253,8)
Cost of Services Provided	(840,5)	(882,2)	(913,5)	(2.557,3)	(2.647,7)
Cost of Goods Sold	(75,4)	(58,0)	(49,9)	(200,4)	(153,0)
Interconnection Costs	(818,1)	(824,8)	(847,8)	(2.482,1)	(2.512,1)
Selling Expenses	(664,0)	(848,8)	(899,5)	(1.961,0)	(2.497,0)
General and Administrative Expenses	(225,5)	(307,0)	(323,5)	(697,4)	(899,0)
Other Operting (Expenses) Revenue, net	99,7	(416,5)	(80,6)	(228,6)	(545,0)
EBITDA	1.913,5	1.321,7	1.620,4	4.973,5	4.610,3
Margin %	43,1%	28,4%	34,2%	38,0%	33,3%
Depreciation and Amortization	(672,6)	(710,3)	(722,1)	(2.000,6)	(2.090,2)
EBIT	1.240,9	611,4	898,3	2.972,9	2.520,1
Equity Accounting	(0,5)	(4,6)	0,3	(3,4)	7,0
Financial Expenses	(241,0)	(252,0)	(813,0)	(916,2)	(1.440,3)
Financial Income	205,2	249,7	343,2	611,4	851,7
Non-operating (Expenses) Revenue	3,7	7,9	1,6	15,3	17,0
Income Before Tax and Social Contribution	1.208,3	612,3	430,5	2.680,1	1.955,6
Income Tax and Social Contribution	(436,7)	(236,8)	(17,4)	(926,9)	(584,9)
Minority Interest	0,0	0,0	0,4	0,0	0,4
Net Income	771,6	375,5	413,5	1.753,1	1.371,1
Margin %	17,4%	8,1%	8,7%	13,4%	9,9%

Outstanding Shares Thousand (exc.-treasury)	238.614	238.391	238.391	238.614	238.391
Income per share (R$)	3,234	1,575	1,734	7,347	5,752

6.2) Telemar Norte Leste - TMAR Consolidated (Continued)

R$ Million

Balance Sheet	9/30/07	6/30/08	9/30/08
TOTAL ASSETS	27.860	34.016	35.287
Current	11.221	12.332	11.901
Cash and Short-Term Inv.	5.637	6.633	5.943
Accounts Receivable	3.500	3.468	3.609
Recoverable and Deferred Taxes	1.408	1.284	1.468
Inventories	133	160	156
Other Current Assets	543	787	724

Non-Current Assets	16.639	21.683	23.386
Long Term	3.516	4.341	4.564
Recoverable and Deferred Taxes	1.911	2.094	2.128
Other	1.605	2.248	2.437

Permanent	13.123	17.342	18.822
Investments	304	2.803	3.809
Property Plant and Equipment	11.282	11.986	12.390
Intagible Assets	1.226	2.249	2.298
Deferred	311	304	325

Balance Sheet	9/30/07	6/30/08	9/30/08
TOTAL LIABILITIES	27.860	34.016	35.287
Current	5.114	5.959	6.455
Suppliers	1.783	2.880	2.814
Loans and Financing	1.362	1.559	1.421
Payroll and Related Accruals	187	174	214
Payable Taxes	1.602	1.125	1.186
Dividends Payable	67	72	657
Other Accounts Payable	113	149	164
Non-Current Liabilities	9.048	13.227	18.034
Long Term	9.040	13.138	17.954
Loans and Financing	6.539	10.292	15.072
Payable Taxes	630	579	562
Contingency Provisions	1.824	2.059	2.119
Other Accounts Payable	47	208	200
Unrealized Earnings	8	89	80

Minority Interest	0	107	52

Shareholders' Equity	13.697	14.723	10.745
Capital Stock	7.419	7.419	7.419
Capital Reserve	1.912	2.139	2.139
Surplus Reserve	2.612	4.206	310
Retained Earnings	1.755	958	877

6.3) Telemar Norte Leste - TMAR Parent Company

R$ Million

Income Statement	3Q07	2Q08	3Q08	9M07	9M08
Local Services	2.903,5	2.724,2	2.849,5	8.751,8	8.357,6
Long Distance	877,6	1.026,0	961,2	2.577,7	2.915,1
Advanced Voice	50,8	55,2	51,7	173,1	161,3
Public Telephones	288,4	149,3	141,7	872,3	502,5
Additional Services	168,4	166,5	166,0	472,7	503,3
Network Usage Remuneration	172,0	234,8	272,0	464,0	714,4
Data Transmission Services	656,3	762,0	771,6	1.934,6	2.255,5
Other	0,9	0,7	0,5	2,2	1,7
Gross Operating Revenue	5.117,8	5.118,8	5.214,1	15.248,5	15.411,5
Taxes and Deductions	(1.522,5)	(1.493,1)	(1.532,2)	(4.572,4)	(4.518,4)
Net Operating Revenue	3.595,4	3.625,7	3.681,9	10.676,1	10.893,2
Operating Expenses	(2.033,9)	(2.726,5)	(2.479,8)	(6.504,4)	(7.477,1)
Cost of Services Provided	(675,2)	(683,5)	(717,2)	(2.040,6)	(2.073,3)
Interconnection Costs	(771,8)	(765,7)	(827,8)	(2.262,7)	(2.374,2)
Selling Expenses	(522,4)	(625,8)	(597,3)	(1.494,9)	(1.786,4)
General and Administrative Expenses	(184,1)	(252,0)	(271,2)	(582,9)	(740,5)
Other Operating (Expenses) Revenue, net	119,6	(399,6)	(66,3)	(123,5)	(502,6)
EBITDA	1.561,4	899,1	1.202,1	4.171,6	3.416,1
Margin %	43,4%	24,8%	32,6%	39,1%	31,4%
Depreciation and Amortization	(480,1)	(491,1)	(496,7)	(1.446,8)	(1.465,6)
EBIT	1.081,4	408,1	705,4	2.724,8	1.950,5
Equity Accounting	91,0	145,5	138,7	232,4	439,8
Financial Expenses	(141,5)	(207,4)	(767,2)	(792,6)	(1.320,6)
Financial Income	129,1	151,1	242,5	422,3	560,0
Non-operating (Expenses) Revenue	3,9	7,6	4,3	10,9	18,6
Income Before Tax and Social Contribution	1.164,0	504,9	323,7	2.597,8	1.648,4
Income Tax and Social Contribution	(392,4)	(129,4)	89,8	(844,7)	(277,2)
Net Income	771,6	375,5	413,5	1.753,2	1.371,1
Margin %	21,5%	10,4%	11,2%	16,4%	12,6%

Balance Sheet	9/30/07	6/30/08	9/30/08
TOTAL ASSETS	26.636	30.979	32.344
Current	7.555	8.177	8.127
Cash and Short-Term Inv.	3.204	4.025	3.720
Accounts Receivable	3.028	3.012	3.153
Recoverable and Deferred Taxes	1.070	831	973
Inventories	36	23	20
Other Current Assets	217	287	261
Non-Current Assets	19.081	22.801	24.217
Long Term	2.338	5.092	6.240
Recoverable and Deferred Taxes	1.077	1.142	1.183
Other	1.261	3.950	5.057
Permanent	16.743	17.709	17.977
Investments	8.413	9.057	9.312
Property Plant and Equipment	8.048	8.286	8.321
Intagible Assets	282	366	345
TOTAL LIABILITIES	26.636	30.979	32.344
Current	4.319	3.805	4.345
Suppliers	1.319	1.453	1.435
Loans and Financing	1.356	1.302	1.261
Payroll and Related Accruals	154	138	170
Payable Taxes	1.319	740	724
Dividends Payable	67	72	657
Other Accounts Payable	103	100	97
Non-Current Liabilities	8.620	12.451	17.255
Long Term	8.620	12.383	17.201
Loans and Financing	6.241	9.848	14.629
Payable Taxes	623	573	557
Contingency Provisions	1.736	1.930	1.983
Other Accounts Payable	20	31	32

Unrealized Earnings	0	69	53
Shareholders' Equity	13.697	14.723	10.745
Capital Stock	7.419	7.419	7.419
Capital Reserve	1.912	2.139	2.139
Surplus Reserve	2.612	4.206	310
Retained Earnings	1.755	958	877

6.4) TNL PCS – Oi

R$ Million

Income Statement	3Q07	2Q08	3Q08	9M07	9M08
Wireless Services Revenues	1.344,2	1.656,7	1.829,1	3.735,6	4.998,3
Subscription	241,1	304,6	337,8	667,0	934,9
Outgoing Calls	415,5	604,3	671,7	1.178,4	1.800,2
Domestic/Internacional Roaming	27,8	32,0	30,1	83,7	95,5
Network Usage Remuneration	496,3	545,4	596,0	1.391,0	1.643,8
Data / Value Added	97,9	122,0	143,7	230,1	377,1
Other SMP Services	0,2	(1,6)	(0,6)	0,8	(2,7)
Handset Sales	65,3	50,0	50,4	184,6	149,5
LD/Advanced Voice Service/Network* Revenues	103,0	104,2	98,0	412,6	308,8
Gross Operating Revenue	1.447,1	1.760,9	1.927,2	4.148,2	5.307,1
Taxes and Deductions	(384,2)	(538,2)	(607,4)	(1.058,2)	(1.616,0)
Net Operating Revenue	1.062,9	1.222,8	1.319,7	3.090,0	3.691,1
Operating Expenses	(710,1)	(800,0)	(882,0)	(2.287,2)	(2.448,7)
Cost of Services Provided	(213,0)	(135,6)	(153,0)	(668,6)	(454,6)
Cost of Goods Sold	(75,4)	(54,7)	(47,3)	(200,4)	(147,1)
Interconnection Costs	(249,8)	(341,5)	(357,7)	(827,9)	(1.014,8)
Selling Expenses	(199,7)	(240,3)	(312,2)	(596,0)	(775,3)
General and Administrative Expenses	(40,1)	(45,2)	(43,2)	(109,0)	(135,4)
Other Operating (Expenses) Revenue, net	67,9	17,2	31,5	114,7	78,5
EBITDA	352,9	422,8	437,8	802,8	1.242,5
Margin %	33,2%	34,6%	33,2%	26,0%	33,7%
Depreciation and Amortization	(191,4)	(189,5)	(195,8)	(550,2)	(563,6)
EBIT	161,5	233,3	242,0	252,5	678,9
Equity Accounting	0,0	(36,8)	(42,3)	0,0	(100,9)
Financial Expenses	(99,9)	(42,5)	(44,3)	(121,7)	(119,0)
Financial Income	74,7	102,9	111,2	185,7	309,9
Non-operating Expenses	(0,2)	(0,0)	(0,4)	4,5	0,4
Income Before Tax and Social Contribution	135,9	256,8	266,2	321,0	769,2
Income Tax and Social Contribution	(43,5)	(101,7)	(110,7)	(80,5)	(304,6)
Net Income	92,4	155,1	155,5	240,5	464,6
Margin %	8,7%	12,7%	11,8%	7,8%	12,6%

Balance Sheet	9/30/07	6/30/08	9/30/08
TOTAL ASSETS	9.312	11.177	11.386
Current	3.737	4.006	3.606
Cash and Short-Term Inv.	2.337	2.501	2.059
Accounts Receivable	644	516	546
Recoverable and Deferred Taxes	334	380	427
Inventories	97	123	119
Other Current Assets	324	486	454
Non-Current Assets	5.575	7.171	7.780
Long Term	1.119	1.485	1.536
Recoverable and Deferred Taxes	831	876	860
Loans and Financing	189	465	523
Other	98	145	153
Permanent	4.456	5.685	6.244
Investments	0	76	156
Property Plant and Equipment	3.220	3.480	3.866
Intagible Assets	937	1.839	1.906
Deferred Assets	299	290	316
TOTAL LIABILITIES	9.312	11.177	11.386
Current Liabilities	957	1.969	2.048
Suppliers	640	1.562	1.539
Loans and Financing	5	9	10
Payroll and Related Accruals	32	28	34
Payable Taxes	272	350	438
Other Accounts Payable	8	20	27
Non-Current Liabilities	405	715	690
Long Term	405	697	664
Loans and Financing	290	452	441
Contingency Provisions	85	96	100
Payable Taxes	6	5	5
Other Accounts Payable	23	144	118

Unrealized Earnings	0	17	25
Shareholders' Equity	7.950	8.493	8.648
Capital Stock	9.613	9.613	9.613
Capital Reserve	4	19	19
Surplus Reserve	0	0	0
Retained Earnings	(1.667)	(1.138)	(983)

Relevant Information

I) CVM instruction 358, article 12: The controlling shareholders, direct or indirect, and the shareholders electing members o the Board of Directors or the Statutory Audit Committee, as well as any individual or company, or group of people acting together or representing a similar interest, reaching participation, direct or indirect, of 5% (five per cent) or more of a type or class of shares representing the capital of a public company  capital, must inform the CVM, and the Company in accordance with terms of the article.

Oi guides its shareholders to comply with the terms of article 12 of CVM Instruction 358, however it cannot be held responsible for the disclosure of information on acquisition or sale, by third parties, of participation that corresponds to 5% or more of a type or class of shares that represents its capital or that is entitled to rights over these shares and further securities issued.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130.611.732	3.070.731	68.504.187	59.036.814
Preferred	261.223.463	6.475.663	0	254.747.800
Total	391.835.195	9.546.394	68.504.187	313.784.614

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107.063.093	0	104.227.873	2.835.220
Preferred (A)	130.487.295	223.500	104.328.943	25.934.852
Preferred (B)	1.063.967	0	6	1.063.961
Total	238.614.355	223.500	208.556.822	29.834.033

Shares TNCP	Capital	Treasury	Controlling Shares	Free-Float
Common	2.492.476	0	1.292.671	1.199.805
Preferred	4.209.206	0	3.979.123	230.083
Total	6.701.682	0	5.271.794	1.429.888

Shares AMZ	Capital	Treasury	Controlling Shares	Free-Float
Common	2.271.325	0	2.039.298	232.027
Preferred (A)	79.983	0	0	79.983
Preferred (B)	230.461	0	0	230.461
Preferred (C)	17.152	0	0	17.152
Preferred (D)	309.568	0	0	309.568
Preferred (E)	2.979.606	16	2.374.165	605.425
Total	5.888.095	16	4.413.463	1.474.616

OBS: Shareholder structure as of September 30, 2008

II) This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: "project", "estimate", "expect", "predict", "plan", "anticipate", is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

Oi – Investor Relations
Roberto Terziani	55 (21) 3131-1208	rterziani@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Bernardo Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Cristiana Ortigão	55 (21) 3131-1315	cristiana.ortigao@oi.net.br
Patricia Frajhof	55 (21) 3131-2918	patricia.frajhof@oi.net.br

Global Consulting Group
Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com